Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

New preferred equity investment in the Dallas-Fort Worth metro

A high-yield investment with a 14.00% fixed return in a 188-unit horizontal multifamily development in Aubrey, TX



We're excited to share a new addition to the Fundrise portfolio: a preferred equity investment in Aubrey Development, a 188-unit horizontal multifamily community located in Aubrey, Texas, northwest of Dallas. This investment is structured to deliver a compelling 14.00%[1] gross annual return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns—even as broader markets remain uncertain.

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Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 14.00%[1] gross annual return
- **Location:** Aubrey, TX (Dallas-Fort Worth MSA)
- **Investment horizon:** 4-year term, with optional 12-month extensions (subject to conditions)

Investment overview

Aubrey Development will be a 188-unit horizontal multifamily rental community designed to combine the privacy of single-family living with the convenience and amenities of a professionally managed community.

The property will offer 10 distinct floor plans ranging from 344 to 1,399 square feet with the majority of units featuring private, fenced backyards. Interior finishes will align with the high-end standards of comparable Class A properties in the region and amenities will include a resort-style pool, fitness center, dog park, and pickleball courts. The development is expected to be completed in 2027.

Aubrey Development will sit within a larger master plan, which includes for-sale single-family homes, townhomes, and future neighborhood retail—creating a mixed-use environment that supports long-term tenant appeal.

Strategic rationale

Explosive regional growth

Aubrey Development sits within Denton County—ranked the sixth fastest-growing county in the U.S., according to the U.S. Census Bureau. Within a five-mile radius of the site, the population is expected to grow at an impressive 4.3% annually from 2024 through 2029.

Strategic location and connectivity

Located just one mile north of US 380, the property is positioned for direct access to major employment centers in Denton, Frisco, Plano, and McKinney. Key nearby employers include the University of North Texas, Peterbilt Motors, Conifer Health Solutions, and several major healthcare institutions.

Differentiated product type

Horizontal multifamily—or "cottage-style" communities—is an emerging category offering residents the feel of a single-family home with the advantages of professionally managed rental living. These communities are proving especially popular with renters seeking privacy, space, and outdoor amenities, while offering investors a differentiated asset with strong leasing demand.

Why this matters now

Against a backdrop of mounting economic uncertainty—from shifting trade policies to slowing global growth—investors are facing a more complex risk environment. In this context, fixed-return real estate investments like Aubrey Development take on renewed importance. With a 14.00%[1] gross annual return and a preferred equity structure, this investment provides a rare blend of yield and resilience.

Unlike traditional income vehicles that are sensitive to rate policy or market cycles, preferred equity in high-demand multifamily developments offers consistent income supported by real asset value. As the Fund continues to target opportunities that offer attractive income streams in growing markets, investments like Aubrey Development play a key role in sustaining our current 7.5% annualized distribution rate.[2]

Our goal is simple: to help you earn steady income through a diversified portfolio that's built to weather market ups and downs.

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Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of May 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

FUNDRISE

New high-yield investment with a 14.00% fixed return



We've added a new preferred equity investment in Aubrey, Texas—part of the greater Dallas-Fort Worth metro. The project is a 188-unit horizontal multifamily community, offering a fixed 14.00% gross annual return[1].

Investment highlights

- **Location:** Aubrey, TX (Denton County)
- **Investment type:** Preferred equity
- **Target return:** 14.00%[1] gross annual
- **Term:** 4 years, with optional 12-month extensions
- **Units:** 188 homes, expected completion in 2027

What to know

- The development combines single-family-style privacy with community amenities like a pool, fitness center, and dog park.
- Denton County is among the fastest-growing in the U.S., with nearby access to major employers in Denton, Frisco, and Plano.
- Horizontal multifamily—sometimes called cottage-style—is gaining traction for its mix of space, privacy, and rental flexibility.

Why it's relevant now

With market conditions in flux, fixed-return real estate investments like this can provide stability. This project supports the Income Real Estate Fund's current **7.5% annualized distribution rate[2]** while aligning with our focus on income-producing assets in growth regions.

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Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of May 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

FUNDRISE

New 14.00% preferred equity investment in the Dallas metro area



What's new

Fundrise has added a preferred equity investment to its portfolio—a 188-unit horizontal multifamily development in Aubrey, TX, located in the Dallas-Fort Worth metro area. The investment offers a fixed 14.00%[1] return and is positioned to benefit from the region's strong demographic trends and continued housing demand.

14%[1] fixed return

The projected annual return offers consistent income potential, structured to prioritize investor distributions.

High-growth location

Denton County is one of the fastest-growing counties in the U.S., with the Aubrey site offering convenient access to employers in Denton, Frisco, Plano, and McKinney.

Horizontal multifamily design

The development includes 188 purpose-built rental homes combining the feel of single-family living with shared amenities: a pool, fitness center, dog park, and pickleball courts. Completion expected in 2027.

Experienced sponsor

The developer has delivered over 11,000 residential units across 43 communities, with an aggregate transaction value of approximately $3.3 billion.

Add Aubrey Development to your portfolio

Why now

In the current economic climate, fixed-return investments like this stand out. With elevated interest rates and ongoing market volatility, preferred equity offers a resilient way to generate income through real assets.

Portfolio impact

The Income Real Estate Fund is designed to deliver stable, income-oriented returns across cycles. This 14.00%[1] preferred equity investment helps maintain that focus, while expanding the portfolio's footprint in a rapidly growing metro.

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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